SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL FOR NOMINATION OF MEMBERS TO

THE NOMINATION AND EVALUATION COMMITTEE

The Nomination and Evaluation Committee - NEC is a permanent statutory body, auxiliary to the company’s shareholders, responsible for verifying compliance of the processes of nomination and evaluation of members of the Board of Directors, the Supervisory Committee, the Executive Board and statutory committees with the current legislation.

The NEC shall consist of 05 (five) members, elected and dismissed by the Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times, as follows: a. three members appointed by the company’s controlling shareholder; and b. two members appointed by the company’s minority shareholders.

There shall be a single Nomination and Evaluation Committee for the holding company and its wholly-owned subsidiaries, and the duties of such committee may be extended to Copel’s partially-owned subsidiaries and to other companies in which Copel has a financial interest. The Nomination and Evaluation Committee shall be responsible for verifying the compliance of the process of nomination and evaluation of the members of the Board of Directors, the Executive Board, the Supervisory Committee and the statutory committees with the current legislation.

The members of the Nomination and Evaluation Committee shall state opinion on the fulfilment of requirements and the absence of prohibitions regarding the election of members of the Board of Directors, the Executive Board, the Supervisory Committee and the statutory committees, thus assisting shareholders with the appointment of such members.

Vacancies and voting right

The Nomination and Evaluation Committee shall consist of 05 (five) members, being the vacancies filled as follows:

a)     03 (three) members appointed by the State of Paraná, the company’s controlling shareholder (only holders of common shares have voting rights); and

b)     02 (two) members nominated by the minor shareholders (only holders of common and preferred shares have voting rights, being elected the candidate that gains the greatest percentage representation of the company’s capital stock, no minimum limit).

Appointments

Considering the need to set up the Nomination and Evaluation Committee of the Company, the State of Paraná appointed the names listed hereunder, in accordance with paragraph 2 of article 48 of Copel’s Bylaws, for the vacancies to be filled by the Company’s majority shareholder:

•      ALECSON PEGINI - according to OF CEE/G 348/18, of October 10, 2018

•      PEDRO DOS SANTOS LIMA GUERRA - according to OF CEE/G 340/18, of September 19, 2018

As for the two vacancies to be filled by minority shareholders, the appointees must fully comply with the requirements and prohibitions set forth in the applicable law and the Company’s internal rules.

Names appointed up to 20 days prior to the Extraordinary General Meeting will be included on this Manual for Participation, which will be replaced on the website of the Company, of the Comissão de Valores Mobiliários - CVM and of the Brasil, Bolsa, Balcão - [B]³, so as to allow for greater participation of shareholders in the election process.

Nonetheless, candidates that meet the requirements can be presented on the day of the Extraordinary General Meeting.

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PROPOSAL FOR SUBSTITUTION OF MEMBER IN

THE COMPANY’S BOARD OF DIRECTORS

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of B3 S.A. - Brasil, Bolsa, Balcão, and in compliance with article 25 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)     five are appointed by the State of Paraná, the Company’s controlling shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)     one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering the vacancy in the Company’s Board of Directors, due to the resignation of member George Hermann Rodolfo Tormin for his election to the Company’s Fiscal Council, in the General Meeting of June 15, 2018, the Company presents for consideration and vote of Shareholders, to fill the vacant position of the Board of Directors, to complete the 2017-2019 term of office:

•      RICARDO AUGUSTO GUERRA - according to OF CEE/G 370/18, of November 12, 2018, to fill the vacant position in substitution of member Rogério Perna, who resigned due to legal impediment pursuant to Federal Law no. 13.303/2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 14, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.